STOCK PURCHASE AGREEMENT


         This Stock Purchase Agreement (this "Agreement") is entered into as of April 25, 2001, by and among WorldPort Holdings, Inc. ("Purchaser"), a Delaware corporation and wholly-owned subsidiary of WorldPort Communications, Inc. ("WorldPort"), and Hostmark World, LP, a Delaware limited partnership ("Seller"). Certain terms shall have the meanings ascribed to them in Section 7.1.

                                    RECITALS

         WHEREAS, Seller is the registered and beneficial owner of all of the issued shares and other outstanding ownership interests in each of the Corporations (as defined below);

         WHEREAS, the Corporations are engaged in the business of owning and operating web-hosting facilities and developing, marketing and selling web-hosting and related services (the "Business"); and

         WHEREAS, Purchaser desires to acquire, and Seller desires to sell, all of the issued shares and other outstanding ownership interests in the Corporations, on the terms and subject to the conditions set forth in this Agreement.

                               TERMS OF AGREEMENT

         In consideration of the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

                                    ARTICLE I
                                 THE TRANSACTION
         1.1 The Stock Purchase. Subject to the terms and conditions of this Agreement, effective as of 8:01 A.M., London time, on the Closing Date (as defined below), Seller hereby shall sell, convey, assign and transfer to Purchaser all of the issued and outstanding capital stock and other ownership interests, if any, in each of the Corporations (the "Stock") free and clear of all Liens (as defined below) and Restrictions (as defined below).

         1.2 Consideration. In consideration for the sale and transfer of the Stock, the Purchaser shall deliver to Seller:

                  (a) within three NASDAQ Trading Days of the Closing Date, 4,100,000 shares of WorldPort Common Stock ("Initial Stock"); and

                  (b) within three NASDAQ Trading Days after the first anniversary of the Closing Date, 1,000,000 shares of WorldPort Common Stock, (the "Deferred Stock" and together with the Initial Stock, the "Purchaser Stock"). If at any time prior to the physical delivery of the Deferred Stock, WorldPort changes the number of shares of WorldPort Common Stock issued and outstanding without consideration, as a result of a stock split, reverse stock split, stock dividend, recapitalization or other similar transaction, the number of shares of Deferred Stock to be issued shall be appropriately adjusted.

                                   ARTICLE II
                        THE CLOSING AND TRANSFER OF STOCK
         2.1 Closing. On April 26, 2001 or such other date as agreed upon by Seller and Purchaser (the "Closing Date") in order to effectuate the transactions contemplated by this Agreement (the "Closing") the parties are taking the following actions described in this Article II.

         2.2 Deliveries by Purchaser. At the Closing, Purchaser shall deliver (or cause to be delivered) to Seller and, in the case of Section 2.2(a)(ii) to Rothschild, the following:

                  (a) a copy of the direction to WorldPort's transfer agent to issue (i) 3,717,500 shares of the Initial Stock to Seller or Seller's designee and (ii) upon WorldPort's receipt from Rothschild of the Registration Rights Agreement, executed by Rothschild, 382,500 shares of the Initial Stock to Shield Trust Limited, as nominee of Rothschild, executed by an authorized officer of WorldPort;

                  (b) the Registration Rights Agreement in the form of Exhibit A hereto (the "Registration Rights Agreement"), executed by WorldPort;

                  (c) the Indemnification Agreement in the form of Exhibit B hereto (the "Indemnification Agreement"), executed by WorldPort;

                  (d) a Shareholders' Agreement in the form of Exhibit C hereto (the "Shareholders Agreement") executed by WorldPort and The Heico Companies, LLC;

                  (e) a Share Assignment Agreement reflecting the transfer of the interests in HGmbH and value attributable thereto (the "HGmbH Share Assignment Agreement");

                  (f) a Payables Assignment Agreement reflecting the transfer of intercompany payables of HGmbH from Seller to Purchaser (the "HGmbH Payables Assignment Agreement");

                  (g) instruments of transfer to the extent required in appropriate jurisdictions ("Instruments of Transfer");

                  (h) an Affiliates Agreement in the form of Exhibit D hereto (the "AffiliatesAgreement"), executed by Purchaser; and

                  (i) such other instruments, notices or documents as may be necessary or reasonably requested by Seller to carry out the transactions contemplated hereby.

         2.3 Deliveries by Seller. At the Closing, Seller shall deliver (or cause to be delivered) the following:

                  (a) certificates, where applicable, representing all of the Stock, in such form and accompanied by such stock powers, transfer documents or other instruments as shall be reasonably required by Purchaser to transfer all right, title and interest in and to the Stock, free and clear of all Liens and Restrictions and, to the extent requested by Purchaser or Seller, evidence of the resignation or removal of directors, managing directors and officers and bank account signatories of the Corporations and the election or appointment of Purchaser's designees to such positions, as of the Closing;

                  (b) the Consents referred to in Schedule 4.4;

                  (c) the Registration Rights Agreement, executed by Seller and Rothschild;

                  (d) the Indemnification Agreement, executed by Hostmark World, LP, Hostmark World Holdings, LLC, Sturm Group, Inc., and Donald L. Sturm;

                  (e) the Shareholders Agreement, executed by Seller and Donald
         L. Sturm;

                  (f) the HGmbH Share Assignment Agreement, executed by Seller;

                  (g) the Payables Assignment Agreement, executed by Seller;

                  (h) the Instruments of Transfer;

                  (i) the statutory registration and other corporate books and documents of the Corporations;

                  (j) the Affiliates Agreement, executed by all parties other than Purchaser; and

                  (k) such other instruments, notices or documents as may be necessary or reasonably requested by Purchaser to carry out the transactions contemplated by this Agreement.

         2.4  Allocation of Purchase Price.

                  (a) Purchaser acknowledges that each of the Corporations is classified as an entity disregarded from its owner for United States federal tax purposes under Treasury Regulation Section 301.7701-3, and Purchaser shall not take any action or permit its Affiliates, officers, directors, employees or agents, or those of the Corporations, to take any action inconsistent with that treatment for any period prior to the day following the Closing Date. Within 90 days after the Closing, Purchaser will provide to Seller a proposed allocation of purchase price (which purchase price, for this purpose, will include all assumed liabilities) (the "Asset Acquisition Statement"). Within 15 days after the receipt of such Asset Acquisition Statement, Seller will propose to Purchaser in writing any changes to such Asset Acquisition Statement (and in the event no such changes are proposed in writing to Purchaser within such time period, the Seller will be deemed to have agreed to, and accepted, the Asset Acquisition Statement). Purchaser and Seller will endeavor in good faith to resolve any differences with respect to the Asset Acquisition Statement within 15 days after the Purchaser's receipt of written notice of changes from Seller.

                  (b) Subject to the provisions of the following sentence of this paragraph (b), the purchase price (together with any assumed liabilities) will be allocated in accordance with the Asset Acquisition Statement provided by Purchaser to Seller pursuant to paragraph (a) above and Purchaser and Seller shall, subject to the requirements of any applicable tax law or election, file all Tax Returns and reports consistent with the allocation provided in the Asset Acquisition Statement, if such statement is agreed upon. If Seller withholds its consent to the allocation reflected in the Asset Acquisitions Statement, and Purchaser and Seller have acted in good faith to resolve any differences with respect to items on the Asset Acquisition Statement and thereafter are unable resolve any differences that, in the aggregate, are material in relation to the purchase price, then Seller and Purchaser shall not be bound by the Asset Acquisition Statement.

                                   ARTICLE III

                   REPRESENTATIONS AND WARRANTIES OF PURCHASER

                  As a material inducement to Seller to enter into the Agreement, Purchaser hereby represents and warrants to Seller, as set forth below:

         3.1 Organization and Good Standing; Authority. Each of WorldPort and Purchaser is a corporation duly organized, validly existing and in good standing under the laws of its state of organization. Purchaser has full corporate right, power and authority, without the consent of any other person, to execute and deliver this Agreement and the agreements contemplated hereby and to consummate the transactions contemplated hereby and thereby. Purchaser is duly licensed or qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, lease or operation of its assets and properties or the conduct of its business requires such license or qualification, except where the failure to be so licensed or qualified or in good standing, as the case may be, would not have a Material Adverse Effect. All corporate acts or proceedings (including action by stockholders) required to be taken by Purchaser to authorize the execution, delivery and performance of this Agreement, the agreements contemplated hereby and all transactions contemplated hereby and thereby have been duly and properly taken.

         3.2 Validity. This Agreement has been, and the agreements and other documents to be delivered at Closing will be, duly executed and delivered by Purchaser (and WorldPort if WorldPort is a party thereto) and will constitute lawful, valid and legally binding obligations of Purchaser (and WorldPort if WorldPort is a party thereto), enforceable in accordance with their respective terms, except as the same may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and general equitable principles regardless of whether such enforceability is considered in a proceeding at law or in equity.

         3.3 Violations and Approvals. The execution, delivery and performance of this Agreement, the agreements contemplated hereby and the consummation of the transactions contemplated hereby and thereby, including, without limitation, the issuance and delivery of the Purchaser Stock will not (immediately, with notice, the passage of time or both) result in the creation of any Lien, or the acceleration of any indebtedness or other obligation of WorldPort or Purchaser and are not prohibited by, do not violate or conflict with any provision of, and do not and will not (immediately, with notice, the passage of time or both) result in a default under or a breach of (i) the charter or bylaws of WorldPort or Purchaser, (ii) any contract, agreement, permit, license or other instrument to which WorldPort or Purchaser is a party or by which it is bound, (iii) any order, writ, injunction, decree or judgment of any court or governmental agency applicable to WorldPort or Purchaser, or (iv) any law, statute, ordinance, rule or regulation, decree, writ, injunction, judgment or order of any Governmental Authority or of any arbitration award which is binding upon, enforceable against or applicable to WorldPort or Purchaser, except for such creations, terminations, violations, conflicts, breaches, defaults, charges or encumbrances which, individually or in the aggregate, will not have a material adverse effect on WorldPort's or Purchaser's ability to consummate the transactions contemplated hereby.

         3.4 Regulatory Filings; Accuracy of Information. Since December 31, 2000, WorldPort has filed with the SEC all statements and reports required to be filed by it pursuant to the Exchange Act. WorldPort's Annual Report on Form 10-K for the year ended December 31, 2000, in the form (including exhibits (whether filed therewith or incorporated by reference therein) and any amendments thereto) filed with the SEC (the "WorldPort Report"), as of its date, did not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Other than the WorldPort Report, WorldPort has not filed any other definitive reports or statements with the SEC since March 29, 2001.

         3.5 Absence of Certain Changes. Except as disclosed in the WorldPort Report filed with the SEC prior to the date hereof, since December 31, 2000, there has not been (i) any Material Adverse Change with respect to WorldPort;
(ii) any declaration, setting aside or payment of any dividend or other distribution with respect to the capital stock of WorldPort; or (iii) any material change by WorldPort in accounting principles, practices or methods.

         3.6 Capital Stock. The issuance and delivery by WorldPort of the Purchaser Stock has been duly and validly authorized by all necessary corporate action on the part of WorldPort. The shares of Purchaser Stock to be issued and delivered under this Agreement will be validly issued, fully paid and non-assessable, free and clear of all Liens and Restrictions. The Deferred Stock has been duly and validly reserved for issuance from the authorized and unissued shares of WorldPort Common Stock by action of the WorldPort Board of Directors.

         3.7 Brokers. Neither WorldPort nor Purchaser has incurred any obligation for any finder's or broker's or agent's fees or commissions or similar compensation in connection with the transactions contemplated hereby.

         3.8 Consents. No consent, authorization, approval, permit or license of, or filing with, any Governmental Authority, except as set forth herein, any lender or any other person or entity is required to authorize, or is required in connection with the delivery of the Purchaser Stock.

         3.9 Litigation. Except as disclosed in the Annual Report, there are no legal actions or administrative proceedings or investigations pending, or, to the best knowledge of WorldPort or Purchaser, threatened which seek to enjoin the consummation of the transactions contemplated hereby.

         3.10 Acquisition Intent. (i) Purchaser is acquiring the Stock solely for its own account, for investment purposes only and with no current intention or plan to distribute, sell or otherwise dispose of any of such Stock in connection with any distribution; (ii) Purchaser is not a party to any agreement or other arrangement for the disposition of the Stock; (iii) Purchaser is an "accredited investor" as defined in Securities Act Rule 501(a); and (iv) Purchaser, together with WorldPort, (A) is able to bear the economic risk of any investment in the Stock acquired pursuant to this Agreement, (B) can afford to sustain a total loss of that investment, and (C) has such knowledge and experience in financial and business matters that Purchaser is capable of evaluating the merits and risks of the proposed investment in the Stock.

         3.11 Reliance on Representatives. Each of WorldPort and Purchaser is relying solely on its own representatives (including its own legal counsel, tax advisors and accountants) as to legal, tax and related matters concerning the transaction contemplated by this Agreement and, except as those matters set forth in Section 4.13, is in no way relying on Seller or Seller' representatives (including Seller's legal counsel and accountants) as to such legal, tax, and related matters.

                                   ARTICLE IV

                    REPRESENTATIONS AND WARRANTIES OF SELLER

         As a material inducement to the Purchaser to enter into this Agreement, Seller represents and warrants to the Purchaser, as set forth below (for purposes of this Article IV and Article V hereof, "Corporations" will be deemed to include Hostmark UK Limited):

         4.1 Organization and Qualification. Seller is a limited partnership and each of the Corporations is a company, duly organized, validly existing and in good standing (where applicable) under the laws of the jurisdiction of its organization and has all requisite corporate or partnership (as applicable) power and authority to own, lease and operate its assets and properties and to carry on its business as currently conducted and to execute and deliver this Agreement and the agreements contemplated hereby and to consummate the transactions contemplated hereby and thereby. Seller and each of the Corporations is duly licensed or qualified to do business and is in good standing as a foreign corporation or partnership (as applicable) in each jurisdiction where the ownership, lease or operation of its assets and properties or the conduct of its business requires such license or qualification, except where the failure to be so licensed or qualified or in good standing, as the case may be, would not have a Material Adverse Effect. Seller has made available to Purchaser accurate and complete copies of the charter, if any, and other organizational documents of each of the Corporations and the certificate of limited partnership and partnership agreement of Seller.

         4.2  Capitalization; Title.

         (a) The entire authorized, issued and outstanding capital stock or other ownership interests in each of the Corporations, and the record (or, as the case may be, legal title holder) and beneficial owner or owners thereof, are set forth in Schedule 4.2(a). All of the Stock of HWL and HAB is duly authorized, validly issued, fully paid and nonassessable. The shares of HGmbH are duly authorized, validly issued, fully paid and nonassessable. The Stock represents all of the outstanding ownership interests in the Corporations. Except as set forth on Schedule 4.2(a), the Stock is owned by Seller free and clear of any Liens or Restrictions.

         (b) Other than pursuant to this Agreement or as set forth in Schedule 4.2(b), there is no preemptive right, subscription right, option, warrant, call, proxy, voting trust, voting agreement, right, contract, agreement, commitment, understanding or arrangement with respect to the issuance, sale, delivery or transfer of any of the Stock, including any right of conversion or exchange under any security or other instrument.

         (c) Upon transfer of the Stock to Purchaser in accordance with the terms of Article II hereof, Purchaser will receive good title to the Stock free and clear of all Liens and Restrictions.

         4.3 Corporate Authorization. Seller has full partnership power and authority to enter into, execute and deliver this Agreement and each other agreement to be executed or delivered by Seller at or as of the Closing ("Seller's Closing Documents") and to perform its obligations hereunder and thereunder. The execution, delivery and performance by Seller of this Agreement and the Seller's Closing Documents have been duly and validly authorized by all necessary partner action.

         4.4 Consents and Approvals. Except as set forth in Schedule 4.4, no consent, approval, waiver, or authorization is required to be obtained by Seller or any of the Corporations from, and no notice or filing is required to be given by Seller or any of the Corporations to (i) any Governmental Authority or (ii) any other third party in connection with the execution, delivery or performance by Seller of this Agreement or any of the Seller's Closing Documents, other than where the failure to obtain such consent, approval, waiver or authorization, or to give or make such notice or filing, would not, individually, or in the aggregate, have a Material Adverse Effect on any of the Corporations.

         4.5 Non-Contravention. Except as set forth in Schedule 4.5, the execution, delivery and performance by Seller of this Agreement and the Seller's Closing Documents and the consummation of the transactions contemplated hereby and thereby, do not (a) violate any provision of the certificate of limited partnership, partnership agreement or other organizational documents of Seller or any of the Corporations; (b) subject to obtaining the consents set forth on
Schedule 4.4, conflict with, or result in the breach of, or constitute a default under, or result in the termination, cancellation or acceleration (whether after the filing of notice or the lapse of time or both) of any right or obligation of Seller (relating to the Business) or any of the Corporations under, or in a loss of any benefit to which Seller (relating to the Business) or any Corporation is entitled under, or to a penalty or payment by Seller or any Corporation under, any material contract, agreement or obligation; (c) violate, or result in a breach of or constitute a default under any law or regulation to which Seller or any of the Corporations is subject; or (d) result in the creation of any Lien or Restriction on any of the Stock or any asset of a Corporation.

         4.6 Binding Effect. This Agreement constitutes and, when executed and delivered at the Closing, each of the Seller's Closing Documents will constitute, a lawful, valid and legally binding obligation of Seller, enforceable in accordance with its terms, except as the same may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and similar laws of general applicability relating to or affecting the enforcement of creditors' rights generally and general equity principles regardless of whether such enforceability is considered in a proceeding at law or in equity.

         4.7 Investments. Schedule 4.7 sets forth the name and jurisdiction of organization of each entity in which any of the Corporations directly or indirectly owns any shares of any capital stock or other equity interest of another person and the amount and nature of the Corporation's interest. All of such stock and equity interests have been validly issued, are fully paid and nonassessable and are free from Liens and Restrictions. Except for the entities listed in Schedule 4.7, the Corporations do not directly or indirectly own any capital stock or other equity interest in any other person.

         4.8 Financial Statements; No Undisclosed Liabilities; Absence of Certain Changes.

         (a) Attached hereto in Schedule 4.8(a) are copies of the unaudited balance sheets of each of the Corporations at December 31, 2000 and at March 31, 2001 (the "Interim Balance Sheets") and the unaudited statements of earnings from operations of each of the Corporations for the twelve month periods ended December 31, 2000 and for the three month period ended March 31, 2001 (all such balance sheets and statements of earnings, the "Financial Statements"). Each of the Financial Statements is complete in all material respects, is substantially consistent with the books and records of the respective Corporation and fairly presents, in all material respects, the financial condition as of the respective dates thereof, or the combined results of operations for the respective period then ended, as the case may be of the Corporation to which it relates.

         (b) Except as set forth in Schedule 4.8(b), there are no liabilities of any Corporation of the type required to be reflected on a balance sheet prepared in accordance with GAAP other than (1) liabilities provided for in the Interim Balance Sheets with respect thereto included in the Financial Statements and the footnotes thereto, if any; (2) liabilities incurred in the ordinary course of the business since March 31, 2001; (3) liabilities specifically disclosed as such on any schedule hereto, and (4) continuing obligations to perform under the Contracts. As of the Closing Date, all intercompany payables of any of the Corporations will have been either (i) contributed to such Corporation and there will be no liabilities or obligations of any Corporation or the Business to Seller or any Affiliate of Seller, other than under this Agreement and under employment agreements with officers and directors of the Corporations listed on
Schedule 4.14(c) or (ii) assigned to Purchaser, in which case such amounts will remain outstanding.

         (c) Except as set forth in Schedule 4.8(c) or otherwise disclosed in this Agreement, since March 31, 2001, (i) the Corporations have conducted the Business in the ordinary course and (ii) other than in the ordinary course of the Business, no Corporation has: (1) sold, leased, assigned, pledged, hypothecated or otherwise transferred any individual asset; (2) terminated (other than in accordance with its terms) or amended in a manner materially adverse to the Business any Contract; (3) suffered any material damage, destruction or other casualty loss (whether or not covered by insurance); (4) incurred or assumed, or agreed to incur or assume, any liability (whether or not currently due and payable) ; (5) increased the rate or terms of compensation or benefits for any employee; (6) declared, committed to or made any loan, advance, dividend, distribution or other payment or transfer of assets to Seller or any Affiliate thereof; or (7) entered into an agreement to do any of the foregoing. None of the Corporations has made any regulatory or public filing regarding the transactions contemplated by this Agreement without the prior consent of Purchaser.

         4.9 Receivables. The trade debt or receivables, employee advances and VAT debtor receivables and other receivables reflected on the Interim Balance Sheets have arisen from bona fide, arms length transactions in the ordinary course of the Business. All trade debt or receivables, employee advances and VAT debt or receivables and other receivables of the Corporations as of the Closing will have arisen from bona fide, arms length transactions in the ordinary course of the business and will be collectible in the ordinary course of the Business net of applicable reserves as set forth on the Interim Balance Sheets and in
Schedule 4.9.

         4.10 Prepayments. The prepayments reflected on the Interim Balance Sheet represent actual cash sums paid by the Corporations for goods or services not received as of March 31, 2001.

         4.11 No Material Adverse Effect. Except as set forth in Schedule 4.11, since March 31, 2001, there has been no event or change that has had or is reasonably likely to have a Material Adverse Effect with respect to the Corporations.

         4.12  Litigation.

         (a) Schedule 4.12(a) sets forth, a complete and accurate list of each civil, criminal or administrative action, suit, claim, hearing, arbitration, proceeding or investigation pending or, to the knowledge of Seller, threatened, against (1) any of the Corporations or (2) Seller or, to the knowledge of Seller, any Affiliate of Seller, and related to the Business.

         (b) Except as set forth in Schedule 4.12(b), there is no order, writ, judgment, award, injunction or decree of any Governmental Authority of competent jurisdiction against or affecting the Business.

         4.13  Taxes.  Except as set forth in Schedule 4.13:

         (a) All Tax Returns required to be filed by or on behalf of any of the Corporations have been timely filed and all such Tax Returns are true and complete and all material Taxes due and owing by the Corporations have been paid. Each of the Corporations has withheld and paid over all Taxes required to have been withheld and paid over in connection with amounts paid or owing to any employee, creditor, independent contractor, shareholder or other third party.

         (b) None of the assets of any of the Corporations is subject to a lien for Taxes, except for Taxes that are not yet due.

         (c) No audit examination, deficiency assessment, refund litigation or other administrative or court proceeding with respect to any Tax Returns or Taxes of any Corporation, is pending or to the knowledge of Seller, threatened. There are no unpaid Tax deficiency assessments or adjustments concerning any Tax Return or Tax liability of any of the Corporations.

         (d) With respect to the Corporations, there are no outstanding agreements or waivers to extend the period of limitations for the assessment or collection of any Tax and no power of attorney relating to Tax matters is currently in force.

         (e) None of the Corporations is a party to a Tax sharing or allocation agreement or is otherwise liable for the Taxes of another person or entity.

         4.14  Employee Benefits.

         (a) Schedule 4.14(a) lists each current or former plan maintained with respect to Employees to which a Corporation has an obligation to make contributions with respect to employees or former employees of the Business, or for which a Corporation has any liability for Employees or former employees of the Business, other than plans not maintained by a Corporation to which a Corporation is required to contribute by applicable law ("Benefit Plans"). Seller has made available to Purchaser accurate and complete copies of the Benefit Plans and the most recent actuarial and financial reports related thereto.

         (b) Schedule 4.14(b) lists each bonus or other incentive compensation, deferred compensation, salary continuation during any absence from active employment for disability or other reasons, severance, sick days, stock award, stock option, stock purchase, tuition assistance, vacation pay or other employee benefit agreements, policies or arrangements (other than Benefit Plans or Individual Arrangements or employee benefits required by applicable law), to which a Corporation is a party or for which any Corporation has any liability ("Employee Arrangements").

         (c) Schedule 4.14(c) lists each individual employment, severance, termination, bonus or other compensation arrangements or agreements with respect to Employees or former employees of the Business to which any Corporation is a party or for which any Corporation has any liabilities (the "Individual Arrangements"). Seller has made available to Purchaser accurate and complete copies of the Individual Arrangements.

         (d) Except as set forth in Schedule 4.14(d) with respect to each Benefit Plan, to the extent applicable, (i) such plan has been and is duly registered where required by, and in good standing under, all applicable Laws and, to the knowledge of Seller, no events have occurred or conditions exist that could jeopardize such status; (ii) such plan has been and is in material compliance and has been maintained in all material respects in accordance with its terms and applicable Law and the requirements of any applicable collective bargaining agreement; (iii) all amounts required to be reserved under each book reserved Benefit Plan have been so reserved in accordance with reasonable accounting practices prevailing in the country where such Benefit Plan is established, (iv) the fair market value of the assets of each funded Benefit Plan that is a defined benefit pension plan (or termination indemnity plan), and the liability of each insurer for each Benefit Plan that is a defined benefit pension plan (or termination indemnity plan) and is funded through insurance or the book reserve established for each Benefit Plan that is a defined benefit pension plan (or termination indemnity plan) that utilizes book reserves, together with any accrued contributions, is sufficient to procure or provide for the liability for accrued benefits with respect to those current and former employees of the Business and the Corporations that participate in such Benefit Plan according to the reasonable actuarial or other applicable assumptions and valuations most recently used to determine employer contributions to, or the funded status or book reserve of, such Benefit Plans, and (v) all contributions required to be made to such Benefit Plan have been made.

         4.15 Compliance with Laws. Except as set forth in Schedule 4.5,
Schedule 4.15 or Schedule 4.20, (i) the Business has been conducted and is being conducted in compliance with all Laws and Governmental Authorizations, and (ii) each Corporation has all material Governmental Authorizations necessary for the conduct of the Business as currently conducted by it.

         4.16  Intellectual Property.

         (a) Except as set forth in Schedule 4.16(a), a Corporation, as the case may be, owns or is licensed or otherwise has the right to use Intellectual Property used by it.

         (b) Schedule 4.16(b) sets forth a true and correct list of all registered Intellectual Property and of all Intellectual Property licenses. To the knowledge of Seller, the registration of all of the Intellectual Property listed in Schedule 4.16(b) is in full force and effect.

         (c) Neither the conduct of the Business or any asset of any Corporation infringes on or otherwise violates any intellectual property rights of any person and no notice has been received by any Corporation or Seller to the contrary, except as set forth in Schedule 4.16(c).

         (d) Except as set forth in Schedule 4.16(d), there are no actions or proceedings pending or, to the knowledge of Seller, threatened challenging the validity, enforceability, use or ownership of any material Intellectual Property used by any Corporation, and, to the knowledge of Seller, no person is infringing or otherwise violating any Intellectual Property.

         4.17  Labor Matters.

         (a) Except as disclosed in Schedule 4.17(a), no Corporation is a party to any labor or collective bargaining agreement with respect to employees and no employees are represented by any labor or equivalent organization.

         (b) Except as disclosed in Schedule 4.17(b), there are no organizing activities (including any demand for recognition or certification proceedings) pending or, to the knowledge of Seller, threatened to be brought or filed with any labor relations tribunal or any Governmental Authority involving a Corporation.

         (c) Except as disclosed in Schedule 4.12(a), there are no material audits, complaints, charges, claims or proceedings against any Corporation pending, or to the knowledge of Seller, threatened to be brought or filed, with any Governmental Authority based on or arising out of (1) the employment of or termination of employment by any Corporation of any employee or (2) the terms and conditions of employment of any employee of the Business.

         (d) Except as disclosed on Schedule 4.17(d), each Corporation is in compliance with all Laws pertaining to the collection and payment of withholding and/or payroll Taxes and similar Taxes with respect to all employees and former employees.

         4.18  Contracts.

         (a) Schedule 4.18(a) sets forth a list, as of the date hereof, of each Contract, other than Contracts with vendors involving a payment of less than $25,000 over a twelve month period. Seller has made available to Purchaser an accurate and complete copy of each Contract.

         (b) Except as set forth in Schedule 4.18(b), each Contract is (i) a valid and binding agreement of the Corporation party thereto; (ii) to the knowledge of Seller, a valid and binding agreement of the other party thereto; and (iii) to the knowledge of Seller, is in full force and effect. Except as otherwise provided in Schedule 4.18(b), no default and no event has occurred that, with notice or lapse of time, or both, would constitute a default, has occurred under any Contract by the Corporation party thereto or, to the knowledge of Seller, the other party thereto, which default has not been cured or waived.

         (c) Except as set forth in Schedule 4.18(c), since January 1, 2001, no Corporation has received notice from a customer that it intends to terminate or materially and adversely alter its relationship with the Business.

         4.19  Property.

         (a) Each of the Corporations has good title to all of the assets and properties that are reflected on the Interim Balance Sheet for such Corporation except for assets and properties sold, consumed or otherwise disposed of in the ordinary course of the Business since March 31, 2001, and except at set forth on
Schedule 4.19(a) all such assets and properties are owned free and clear of all Liens.

         (b) Schedule 4.19(b) is a true, correct and complete schedule of all leases, subleases, licenses and other Contracts (collectively, the "Real Property Leases") under which a Corporation uses or occupies any real property (the land, buildings and other improvements covered by the Real Property Leases being herein called the "Leased Real Property"). Seller has heretofore delivered or caused to be available to Purchaser true, correct and complete copies of all Real Property Leases (including all material modifications, amendments and supplements). Each Real Property Lease is valid, binding on the Corporation party thereto, and, to the knowledge of Seller, is in full force and effect and enforceable against all other parties thereto. All rent and other sums and charges payable by Corporation, as applicable, as tenants thereunder are current, and, to the knowledge of Seller, no default has occurred under any Real Property Lease which default has not been cured or waived.

         (c) All tangible assets owned or leased by a Corporation are, collectively, in operating condition sufficient for operation of the Business in the ordinary course. Except as set forth in Schedule 4.19(c), the assets owned or leased by the Corporations are all of the assets used to conduct the Business in a manner consistent with past practice.

         4.20  Environmental Law.

         (a) Schedule 4.20 sets forth a summary of each notice or claim relating to any litigation, proceeding or investigation pending or initiated, or threatened, by any Governmental Authority and each order or decree from or continuing agreement with any Governmental Authority or other person with respect to environmental matters in respect of the Business or any Corporation. Except as set forth in Schedule 4.20, the Business has been and is operated in compliance with all Laws relating to environmental conditions, including soil, groundwater and air conditions.

         (b) Except as set forth in Schedule 4.20, the Corporations have all material environmental permits necessary for the continued operation of the Business. Except as set forth in Schedule 4.20, neither Seller nor, any Corporation has received notice, nor does Seller or any Corporation have knowledge of any facts that could give rise to any notice, that any Corporation is a potentially responsible party for corrective or remedial action under any applicable Law or regulation. Except as set forth in Schedule 4.20, no Corporation has undertaken any response or remedial actions or clean-up actions of any kind at the request of any Governmental Authority or other person at any facility.

         (c) Except as set forth in Schedule 4.20, no Corporation has any liability for the handling or disposal of any substance, or the arrangement for the disposal of any substance, exposure of any employee or other individual to any substance or condition, or the ownership or operation of any property or facility in any manner that will form a basis for any action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand against a Corporation relating to environmental matters and giving rise to any liability or obligation of any Corporation or Purchaser.

         (d) To the knowledge of Seller, except as set forth in Schedule 4.20, all properties owned by a Corporation are free of hazardous substances.

         4.21 Finders' Fees. Except for Rothschild, whose fees relating to the sale of the Stock will be paid pursuant to Section 2.2(a), there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Seller or any of the Corporations that might be entitled to any fee or commission from Seller or any of the Corporations in connection with the transactions contemplated by this Agreement.

         4.22 Acquisition Intent (i) Seller is acquiring the shares of Purchaser Stock to be issued pursuant to Section 1.2 solely for its account, for investment purposes only and with no current intention or plan to distribute, sell or otherwise dispose of any of those shares in connection with any distribution, other than transfers to Affiliates in compliance with applicable securities laws; (ii) Seller is not a party to any agreement or other arrangement for the disposition of any shares of Purchaser Stock other than this Agreement; (iii) Seller is an "accredited investor" as defined in Securities Act Rule 501(a); (iv) Seller (A) is able to bear the economic risk of an investment in the Purchaser Stock acquired pursuant to this Agreement, (B) can afford to sustain a total loss of that investment, (C) has such knowledge and experience in financial and business matters that Seller is capable of evaluating the merits and risks of the proposed investment in the Purchaser Stock, (D) has had an adequate opportunity to ask questions and receive answers from the officers of Purchaser concerning any and all matters relating to the transactions contemplated hereby.

         4.23 Reliance on Representatives. Seller is relying solely on its own representatives (including its own legal counsel, tax advisor and accountant) as to legal, tax and related matters concerning the transaction contemplated by this Agreement and is in no way relying on Purchaser or Purchaser's representative (including Purchaser's legal counsel and accountant) as to such legal, tax and related matters.

         4.24 Accuracy of Representations. No representation, statement or information made or furnished by Seller or the Corporations to the Purchaser in this Agreement and the various Schedules attached hereto, taken as a whole, contains or shall contain any untrue statement of a material fact or omits or shall omit any material fact necessary to make the information contained therein in light of the circumstances under which they were made not misleading as of the date hereof and as of the Closing Date. Seller and the Corporations have provided or made available to Purchaser or its representatives or agents true, accurate and complete copies of all documents listed or described in the various Schedules attached hereto.

                                    ARTICLE V

                              ADDITIONAL AGREEMENTS

         5.1 Further Assurances. Following the Closing, each party shall execute and deliver such additional instruments and other documents and shall take such further actions as may be reasonably requested by the other party as necessary or appropriate to effectuate, carry out and comply with all of the terms of this Agreement and the transactions contemplated hereby.

         5.2 Cooperation. Each of the parties agrees to reasonably cooperate with the other in the preparation and filing of all forms, notifications, reports and information, if any, required pursuant to any law, rule or regulation in connection with the transactions contemplated by this Agreement.

         5.3  Consents.

         (a) Seller and each of the Corporations shall take, or cause to be taken, all appropriate actions, and to do, or cause to be done, all things necessary or proper under applicable laws and regulations to consummate and make effective the transfer of the Stock to the Purchaser, including, without limitation, obtaining all consents, approvals, authorizations, qualifications and orders of any Governmental Authority and parties to Contracts by which it is bound as are necessary for the transfer of the Stock to the Purchaser.

         (b) WorldPort and the Purchaser shall take, or cause to be taken, all appropriate actions, and to do, or cause to be done, all things necessary or proper under applicable laws and regulations to consummate and make effective the transactions contemplated herein, including, without limitation, obtaining all consents, approvals, authorizations, qualifications and orders of any Governmental Authority and parties to Contracts by which it is bound, as are necessary for the consummation of the transactions contemplated hereby.

         (c) Each of the parties shall make on a prompt and timely basis all governmental or regulatory notifications and filings required to be made by him or it for the consummation of the transactions contemplated hereby.

         5.4 Publicity. The parties will consult on the content of any public announcement of the transactions contemplated by this Agreement to be made immediately following the Closing. Except as required by applicable law or regulation, any such public announcement will not include reference to Donald L. Sturm or Sturm Group, Inc. without the prior written consent of Seller.

         5.5 Affiliate Transactions. All Contracts or other arrangements between Seller or its Affiliates and any of the Corporations (with the exception of the employment agreements listed in Schedule 4.14(c)), whether written or oral, and whether express or implied, pursuant to which Seller or its Affiliates provide management, administrative, legal, financial, accounting, data processing, insurance, technical support, or other services to the any Corporation or the use of any assets of Seller or its Affiliates, or pursuant to which rights, privileges or benefits are accorded to the Corporations, all of which are listed on Schedule 5.5, shall terminate as of the Closing. After the Closing, neither Purchaser, any Corporation nor any of their Affiliates shall have any rights or obligations under any similar Contract, or arrangement with Seller or its Affiliates (with the exception of the employment agreements listed in Schedule 4.14(c).

         5.6 Nondisclosure. After the Closing, Seller will not disclose, or use directly or indirectly, to, or for the benefit of any person or entity other than Purchaser, any Technical Information, Intellectual Property or other confidential information, data or materials related to any of the Corporations, other than such information, data or materials that is generally known to the public. Seller agrees that any breach of this Section 5.6 will result in irreparable damage to Purchaser for which Purchaser will have no adequate remedy at law, and, therefore if such a breach should occur, Seller consents to any temporary or permanent injunction or decree of specific performance by any court of competent jurisdiction in favor of Purchaser enjoining any such breach, without prejudice to any other right or remedy to which Purchaser shall be entitled.

         5.7  Tax Covenants.

         (a) The Purchaser shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for the Corporations for all periods ending on or prior to the Closing Date which are filed after the Closing Date. Such Tax Returns shall be prepared in a manner substantially consistent with past practice, unless a contrary treatment is required by the applicable law. Purchaser shall cause a copy of any such Tax Return, together with all relevant workpapers and other information to the extent such return, workpapers and other information relate solely to the Corporations, to be made available to Seller for review and comment no later than twenty (20) business days prior to the due date for the filing of such Tax Return (taking into account proper extensions). An exact copy of any such Tax Return shall be provided to Seller no later than ten (10) business days after such Tax return is filed. Seller shall pay all Taxes related to the operations of the Corporations for all periods ending on or prior to the Closing Date to the extent not accrued on the Interim Balance Sheets, which accruals are set forth on Schedule 5.7. Notwithstanding the foregoing, Seller shall not be liable for payroll tax obligations of the Corporations to the extent accrued on the Interim Balance Sheets or, if related to periods after March 31, 2001, accrued as of the Closing Date as set forth on
Schedule 5.7.

         (b) Purchaser shall prepare or cause to be prepared and file or cause to be filed any Tax Return of the Corporations for periods which begin before the Closing Date and end after the Closing Date (the "Post Closing Returns"). Purchaser shall cause a copy of any such Post Closing Return, together with all relevant workpapers and other information to the extent such return, workpapers and other information relate solely to the Corporations, to be made available to Seller for review and comment no later than twenty (20) business days prior to the due date for the filing of such Post Closing Return (taking into account proper extensions). An exact copy of any such Post Closing Return shall be provided to Seller no later than ten (10) business days after such Tax return is filed. For purposes of this section, in the case of any Taxes that are imposed on a periodic basis and are payable for a taxable period that includes (but does not end on) the Closing Date, the portion of such Tax which relates to the portion of such taxable period ending on the Closing Date shall: (x) in the case of any Taxes other than Taxes based upon or related to income or receipts, be deemed to be the amount of such Taxes for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in the entire taxable period, and (y) in the case of any Taxes based upon or related to income or receipts be deemed equal to the amount which would be payable if the relevant taxable period ended on the Closing Date.

         (c) The Purchaser, Corporations and Seller shall cooperate, as and to the extent reasonably required and requested by either party in connection with the filing of Tax Returns of the Corporations and any audit, litigation or other proceeding with respect to Taxes.

         (d) Survival. This Section 5.7 shall survive until three months after the expiration of the statute of limitations with respect to the applicable Tax.

         (e) Transfer Taxes. Purchaser shall be responsible for the filing of Tax Returns (including any documentation) with respect to all transfer, documentation, sales, use, stamp, registration, and similar Taxes and the payment of such taxes incurred in connection with the transfer of the Stock.

         (f) Character of Payments. To the extent permitted by applicable law, the parties agree that any indemnification payments (and/or payments or adjustments) made with respect to this Agreement shall be treated for all Tax purposes as an adjustment to the purchase price.

         5.8 Insurance. The following will apply regarding insurance policies maintained prior to the Closing by Seller or its Affiliates for the benefit of the Corporations:

         (a) If the policy is an occurrence-based policy, coverage relating to occurrences prior to the Closing will continue after the Closing under the terms of the policy. If the policy is a claims-made policy, coverage will cease upon the Closing except for claims or circumstances that could give rise to a claim that are notified to the insurer prior to the Closing, for which coverage shall continue under the terms of the policy.

         (b) Where claims are made under these policies, Seller will cause its employees to cooperate fully with Purchaser and the Corporations to comply with the requirements of the insurer and provide such information and assistance as Purchaser may reasonably request. Any monies received by Seller or its Affiliates as a result of any such claim shall be paid over to Purchaser or the Corporations, as the case may be, net of all reasonable costs and expenses of recovery.

         5.9  Release of Lease Guaranties.

         (a) The parties acknowledge that one or more of the Guarantors have entered into each of the Guaranties. WorldPort and Purchaser will use their reasonable efforts to obtain the release of all of the Guarantors under all of the Guaranties within 30 days following the Closing Date.

         (b) Without limiting the generality of Section 5.9(a), the reasonable efforts of WorldPort and Purchaser will include without limitation, entering into substitute guaranties or surety arrangements from WorldPort on substantially the same terms provided in the Guaranties, if necessary to effect the release of the Guarantors under the Guaranties. The reasonable efforts of WorldPort shall also include, if required, WorldPort providing to the landlord of the Slough property a rent indemnity in an amount equal to eight years' rent as provided in Section 13.1.4 of the Deed dated 28 September 2000 ("Slough Deed"), and keeping such rent indemnity in place until November 20, 2008 or such earlier date as it is no longer required to obtain the release of the Guarantors thereunder and under the Second Slough Lease. If required in order to obtain such rent indemnity, WorldPort agrees to deposit funds with a commercial bank (or provide such other collateral or security required by the bank) in an amount sufficient for the commercial bank to provide such rent indemnity. The reasonable efforts of WorldPort shall not require WorldPort to provide a rent indemnity after November 20, 2008, except that, if required by the landlord in order to continue the release of the Guarantors under the Guaranties of the Second Slough Lease, WorldPort will provide the landlord of the Slough property, during the period November 21, 2008 to November 21, 2015 one or more rent indemnities from time to time, as described in Section 8.2.4 of the Second Slough Lease provided that no such rent indemnity need have a term of more than one year and no such rent indemnity need be in an amount greater than the rent then remaining under the term of the Second Slough Lease. The reasonable efforts of WorldPort shall also include increasing the deposit under the lease which is the subject of the Letter of Support (as defined below) by an amount equal to six months' rent thereunder. Except as specifically provided in this Section 5.9(b) as to the Slough Deed, the Second Slough Lease and the Letter of Support, the reasonable efforts of WorldPort shall not be deemed to include a requirement to provide any rent indemnity, letter of credit, escrow, cash deposit, or prepayment.

         (c) The parties hereto and the Guarantors have entered into an Indemnification Agreement of even date herewith in the form attached as Exhibit
B. Each of the Guarantors shall have standing to enforce the provisions of this
Section 5.9 as if they were parties to this Agreement.

         (d) WorldPort agrees that any beach of this Section 5.9 will result in irreparable damage to the Seller and Guarantors for which Seller and Guarantors will not have an adequate remedy at law, and, therefore if such a breach should occur, WorldPort agrees that Seller or any Guarantor shall be entitled a temporary or permanent injunction or decree of specific performance by any court of competent jurisdiction in favor of Seller or any of the Guarantors enjoining any such breach, without the necessity of proof of actual damages of the need for posting a bond and without prejudice to any other right or remedy to which Seller or any of the Guarantors shall be entitled.

                                   ARTICLE VI

                                 INDEMNIFICATION

         6.1  Agreement to Indemnify.

         (a) Seller agrees to indemnify and hold the Purchaser, its Affiliates (including after Closing, the Corporations) and their respective shareholders, members, directors, officers, employees, attorneys and agents ("Purchaser Indemnifiable Parties") harmless from and against the aggregate of all expenses (including reasonable professional fees and expenses and court costs), losses, costs, deficiencies, diminution in value, liabilities and damages (collectively, "Losses") arising out of or resulting from (i) any breach of a representation or warranty made by Seller in or pursuant to this Agreement, (ii) any inaccuracy in any certificate delivered by Seller or the Corporations pursuant to this Agreement, (iii) any breach of the covenants or agreements made by Seller, the Corporations in or pursuant to this Agreement, or (iv) any Taxes for any period ending on or prior to the Closing Date in excess of the accruals set forth in
Schedule 5.7, the amount reserved for payroll Taxes as of the Closing Date. Notwithstanding the foregoing, no claim for Losses arising other than those from any breach of representation or warranty, other than Sections 4.2 or 4.19(a) (the "Excluded Representations") shall be asserted by the Purchaser Indemnifiable Parties until the aggregate of all such Losses exceeds the sum of $500,000 (the "Deductible") in which case the party entitled to indemnification shall be entitled to the full amount of its Losses in excess of the Deductible. The maximum recovery by the Purchaser Indemnifiable Parties with respect to Losses arising from a breach of representation or warranty, other than a breach of an Excluded Representation, shall be the return or withholding of the Deferred Stock. The maximum recovery by the Purchaser Indemnifiable Parties with respect to Losses arising from a breach of an Excluded Representation shall be all of the Purchaser Stock less any shares of Deferred Stock returned or withheld pursuant to this Article VI (the "Maximum Shares"), or at Seller's option, exercised by delivery of within five days of demand, immediately available funds in the amount of the recovery, up to an amount equal to (i) Maximum Shares multiplied by (ii) the greater of (x) the average closing price for WorldPort Common Stock for the five trading days prior to the date of the demand and (y) $2.126.

         (b) The Purchaser agrees to indemnify and hold Seller, its Affiliates and their respective shareholders, members, directors, officers, employees, attorneys, and agents harmless from and against all Losses arising out of or resulting from (i) any breach of a representation or warranty made by the Purchaser in or pursuant to this Agreement, (ii) any inaccuracy in any certificate delivered by the Purchaser pursuant to this Agreement, or (iii) any breach of the covenants or agreements made by the Purchaser in or pursuant to this Agreement.

         6.2 Survival. Each of the representations and warranties made by Seller and the Purchaser in this Agreement or pursuant hereto shall survive until October 25, 2002. No claim for the recovery of Losses from any breach of representation or warranty or indemnification covenant may be asserted after such representations and warranties or indemnification covenant shall expire; provided, however, that claims first asserted within the applicable period shall survive until finally resolved without possibility of appeal. Each representation, warranty, covenant and agreement of the parties contained in this Agreement is independent of each other representation, warranty, covenant and agreement. All covenants and agreements in this Agreement shall survive the Closing until fully performed.

         6.3 Defense of Third Party Claims. With respect to each third party claim subject to this Article (a "Third Party Claim"), the party seeking indemnification (the "Indemnified Party") shall give prompt notice to the indemnifying party (the "Indemnifying Party") of the Third Party Claim, provided that failure to give such notice promptly shall not relieve or limit the obligations of the Indemnifying Party except to the extent the Indemnifying Party is materially prejudiced thereby. If the remedy sought in the Third Party Claim is solely money damages or if the Indemnified Party otherwise permits, then the Indemnifying Party, at its sole cost and expense, may, upon notice to the Indemnified Party within thirty (30) days after the Indemnifying Party receives notice of the Third Party Claim of its acknowledgement of liability for the claim and desire to assume the defense thereof, assume the defense of the Third Party Claim. If it assumes the defense of a Third Party Claim, then the Indemnifying Party shall select counsel reasonably satisfactory to the Indemnified Party to conduct the defense. The Indemnifying Party shall not consent to a settlement of, or the entry of any judgment arising from, any Third Party Claim, unless (i) the settlement or judgment is solely for money damages and the Indemnifying Party admits in writing its liability to hold the Indemnified Party harmless from and against any losses, damages, expenses and liabilities arising out of such settlement or judgment or (ii) the Indemnified Party consents thereto, which consent shall not be unreasonably withheld. The Indemnifying Party shall, to the extent reasonably practicable, provide the Indemnified Party with thirty (30) days prior notice before it consents to a settlement of, or the entry of a judgment arising from, any Third Party Claim. The Indemnified Party shall be entitled to participate in the defense of any Third Party Claim, the defense of which is assumed by the Indemnifying Party, with its own counsel and at its own expense. With respect to Third Party Claims in which the remedy sought is not solely money damages and the Indemnified Party does not permit the Indemnifying Party to assume the defense, the Indemnifying Party shall, upon notice to the Indemnified Party within fifteen (15) days after the Indemnifying Party receives notice of the Third Party Claim, be entitled to participate in the defense with its own counsel at its own expense. If the Indemnifying Party does not assume the defense of any Third Party Claim in accordance with the terms of this Section, then the Indemnifying Party shall be bound by the results obtained by the Indemnified Party with respect to the Third Party Claim. The parties shall cooperate in the defense of any Third Party Claim and the relevant records of each party shall be made available on a timely basis.

         6.4 Seller Limitations. Seller agrees not to make any claim for indemnification against any Corporation or the Purchaser by reason of the fact that he is or was director, officer, employee or agent of any Corporation or was serving at the request of a Corporation as partner, trustee, director, officer, employee, or agent of another entity (whether such claim is for judgments, damages, penalties, fines, costs, amounts paid in settlement, losses, expenses, or otherwise and whether such claim is pursuant to any statute, charter document, bylaw, agreement, or otherwise) with respect to any action, suit, proceeding, complaint, claim, or demand brought by the Purchaser, the Corporations against Seller (whether such action, suit, or proceeding, complaint, claim, or demand is pursuant to this Agreement, applicable law, or otherwise).

         6.5 Payment by Stock. Purchaser may obtain satisfaction of any indemnification obligation under this Article VI only through the withholding or cancellation of shares of Deferred Stock, valuing such shares at $2.126 per share, unless, within five days of demand, Seller satisfies such obligations in cash.

         6.6 Nature of Remedies. The remedies provided in this Article VI shall be the exclusive remedies of one party against the other with respect any breach of a representation or warranty made in or pursuant to this Agreement or any inaccuracy in any certificate delivered pursuant to this Agreement, except that the provisions of this Section 6.6 shall not preclude any of the parties from bringing any actions, either in law or in equity, based in fraud.

                                   ARTICLE VII

                                   DEFINITIONS

         7.1 Defined Terms. As used herein, the following terms shall have the following meanings:

         "Affiliate" shall have the meaning ascribed to it in Rule 12b-2 of the General Rules and Regulations under the Exchange Act, as in effect on the date hereof.

         "Contract" means any agreement, contract, lease, note, mortgage, indenture, loan agreement, franchise agreement, covenant, employment agreement, license, instrument, purchase and sales order, commitment, undertaking, obligation, whether written or oral, express or implied.

         "Corporations" means Hostmark World Limited, a private limited company formed under the laws of England and Wales ("HWR"), Hostmark AB, a company formed under the laws of Sweden ("HAB") and Hostmark GmbH, a company formed under the laws of Germany ("HGmbH").

         "Environmental Laws" means all laws, statutes, decisions, rules, ordinances, regulations, permit conditions, authorizations, moratoria, orders and requirements ("Laws") relating to (i) pollution or the protection of the environment (including air, indoor air or other indoor environmental health or safety conditions, surface water, ground water, soil, land surface or subsurface strata), or (ii) disposal, emissions, discharges, spills, releases or threatened releases of Materials of Environmental Concern, or otherwise relating to the manufacture, processing, distribution, use, import, export, treatment, storage, disposal, transport or handling of Materials of Environmental Concern.

         "Exchange Act" means the Securities Exchange Act of 1934, as amended.

         "Guaranties" shall mean each of the following agreements which provide for guaranties with respect to obligations of one or more of the Corporations:
(i) a Deed incorporating Licence to Assign, Licence to Change Use and Deed of Variation dated 28 September 2000, relating to Building 86/88 Bestobell Road, Trading Estate, Slough, Berkshire, England; (ii) a Lease dated 28 September 2000, relating to Building 86/88 Bestobell Road, Trading Estate, Slough, Berkshire, England ("Second Slough Lease"); (iii) a Guarantee (SW:
Proprieborgen) dated 7 April 2000 relating to a lease agreement entered into on 6 April 2000, between Chalkglade AB (now known as Hostmark AB), and KGK Fastigheter i Lunda AB for the property Ullfors 1, Finspangsgatan 25, Stockholm, Sweden; and (iv) a Letter of support (Patronatserklarung) relating to a lease contract concluded on October 5, 2000, between advantag-e Deutschland GmbH (now known as Hostmark GmbH) and Graphigrund Grundstucksverwaltung GmbH ("Letter of Support").

         "Governmental Authority" means any nation or government, any state, regional, local or other political subdivision thereof, and any entity or official exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

         "Guarantors" shall mean each of Donald L. Sturm, Sturm Group, Inc. and Hostmark World Holdings LLC.

         "Intellectual Property" means all copyrights, patents, trademarks, trade names, trade styles, logos, product designations and service marks and all applications (pending or in process) and registrations therefor and licenses thereof, including the name "Hostmark" and all derivations and abbreviations thereof.

         "Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including, but not limited to, any conditional sale or other title retention agreement, any lease in the nature thereof, and the filing of or agreement to give any financing statement under the Uniform Commercial Code or comparable law or any jurisdiction in connection with such mortgage, pledge, security interest, encumbrance, lien or charge, except (i) liens for Taxes, assessments, not yet due and payable; and (ii) (A) easements, licenses, covenants, rights of way, utility agreements and other similar restrictions, (B) zoning, building and other similar restrictions on the use of real property and
(C) other encumbrances of a minor nature that do not, individually or in the aggregate, in any material respect interfere with or impair the continued use of any asset used by the Corporations in the ordinary course of the business consistent with past practice.

         "Material Adverse Change (or Effect)" means a change (or effect), in the financial condition, properties, liabilities, obligations, operations, or business of the Corporations, or WorldPort, as applicable, which change (or effect), individually or in the aggregate, is materially adverse to the financial condition, properties, operations, or business of the Corporations, or WorldPort, as applicable.

         "Materials of Environmental Concern" means any and all hazardous chemicals and materials, and any and all hazardous substances as defined in CERCLA, hazardous wastes as defined in RCRA, petroleum and petroleum products, radioactive materials, asbestos, and any and all other hazardous chemicals, materials, constituents, pollutants or contaminants regulated under any Environmental Laws.

         "NASDAQ Trading Day" means a day The Nasdaq Stock Market is open for trading irrespective of whether WorldPort Common Stock trades on such day.

         "Restrictions" means any restriction on the exercise of any rights related to the Stock or the Purchaser Stock, as applicable, including without limitation, proxies, voting agreements, transfer restrictions, agreements to sell or purchase and similar items, other than restrictions set forth in the charter, bylaws or equivalent organizational documents of a Corporation or arising solely by virtue of applicable law.

         "Rothschild" means NM Rothschild & Sons Limited.

         "SEC" means the United States Securities and Exchange Commission.

         "Software" means all electronic data processing systems, information systems, computer software programs, program specifications, charts, procedures, source codes, object codes, input data, routines, data bases and report layouts and formats, record file layouts, diagrams, functional specifications and narrative descriptions, flow charts and other related material and documentation and any and all licenses and copies thereof and rights thereto.

         "Tax Authority" includes any state, local, foreign or other governmental authority responsible for the administration of any Taxes.

         "Tax Return" means any declaration, estimate, return, report, information statement, schedule or other document (including any related or supporting information) with respect to Taxes that is required to be filed with any Tax Authority.

         "Taxes" means all federal, provincial, territorial, state, municipal, local, domestic, foreign or other taxes, imposts, rates, levies, assessments and other charges including, without limitation, ad valorem, capital, capital stock, customs and import duties, disability, documentary stamp, employment, estimated, excise, fees, franchise, gains, goods and services, gross income, gross receipts, income, intangible, inventory, license, mortgage recording, net income, occupation, payroll, personal property, production, profits, property, real property, recording, rent, sales, severance, sewer, social security, stamp, transfer, transfer gains, unemployment, use, value added, water, windfall profits, and withholding, together with any interest, additions, fines or penalties with respect thereto or in respect of any failure to comply with any requirement regarding Tax Returns and any interest in respect of such additions, fines or penalties and shall include any transferee liability in respect of any and all of the above.

         "Technical Information" means all information in the nature of know-how, trade secrets, inventions, processes, designs, devices and related information and documentation (excluding any patents or claims subject to a pending patent application and excluding any Software) and any and all licenses and copies thereof and rights thereto.

         "WorldPort Common Stock" means the common stock, par value $0.0001 per share, of WorldPort.

         7.2  Other Definitional Provisions.

         (a) All terms defined in this Agreement shall have the defined meanings when used in any certificates, reports or other documents made or delivered pursuant hereto or thereto, unless the context otherwise requires.

         (b) Terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa.

         (c) As used herein, the neuter gender shall also denote the masculine and feminine, and the masculine gender shall also denote the neuter and feminine, where the context so permits.

         (d) As used herein, "knowledge" of Seller means the knowledge of any of the persons listed on Schedule 7.2.

                                  ARTICLE VIII

                               GENERAL PROVISIONS

         8.1 Notices. All notices, requests, demands, claims, and other communications hereunder shall be in writing and shall be delivered by certified or registered mail (first class postage pre-paid), guaranteed overnight delivery, or facsimile transmission if such transmission is confirmed by delivery by certified or registered mail (first class postage pre-paid) or guaranteed overnight delivery, to the following addresses and telecopy numbers (or to such other addresses or telecopy numbers which such party shall designate in writing to the other party):

                  (a)  if to the Purchaser to:

                           WorldPort Communications, Inc.
                           975 Weiland Road
                           Suite 150
                           Buffalo Grove, Illinois  60089
                           Attention:  John T. Hanson
                           Telecopy:  (847) 537-3797

                           with a copy to:

                           McDermott, Will & Emery
                           227 West Monroe Street
                           Chicago, Illinois  60606
                           Attention:  Helen R. Friedli, P.C.
                           Telecopy:  (312) 984-3669

                  (b)  if to the Seller:

                           Hostmark World, LP
                           c/o Sturm Group, Inc.
                           3033 East First Avenue, Suite 200
                           Denver, Colorado  80206
                           Attention:  Donald L. Sturm
                           Richard Siegel
                           Telecopy:  (303) 321-4444

                           if to Seller:  in each case with copies to:

                           Holme Roberts & Owen LLP
                           1700 Lincoln Street, Suite 4100
                           Denver, Colorado  80203-4541
                           Attn:  Charles D. Maguire, Jr.
                           Telecopy:  (303) 866-0200

         8.2 Entire Agreement. This Agreement (including the Exhibits and Schedules attached hereto) and other documents delivered at the Closing pursuant hereto or thereto, contain the entire understanding of the parties in respect of their subject matter and supersede all prior agreements and understandings (oral or written) between or among the parties with respect to such subject matter. The Exhibits and Schedules constitute a part hereof as though set forth in full above.

         8.3 Expenses. Except as otherwise provided herein, the parties shall pay their own fees and expenses, including their own counsel fees, incurred in connection with this Agreement. All legal fees and expenses of Seller or the Corporations incurred at or prior to the Closing related to the transactions contemplated by this Agreement shall be borne by Seller.

         8.4 Amendment; Waiver. This Agreement may not be modified, amended, supplemented, canceled or discharged, except by written instrument executed by the Purchaser, and Seller. No failure to exercise, and no delay in exercising, any right, power or privilege under this Agreement shall operate as a waiver, nor shall any single or partial exercise of any right, power or privilege hereunder preclude the exercise of any other right, power or privilege. No waiver of any breach of any provision shall be deemed to be a waiver of any preceding or succeeding breach of the same or any other provision, nor shall any waiver be implied from any course of dealing between the parties. No extension of time for performance of any obligations or other acts hereunder or under any other agreement shall be deemed to be an extension of the time for performance of any other obligations or any other acts.

         8.5 Binding Effect; Assignment. The rights and obligations of this Agreement shall bind and inure to the benefit of the parties and their respective successors and assigns. Nothing expressed or implied herein or therein shall be construed to give any other person any legal or equitable rights hereunder, except as expressly provided in Section 5.9 hereof. Except as expressly provided herein or therein, the rights and obligations of this Agreement may not be assigned by any party without the prior written consent of the other parties hereto.

         8.6 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original but all of which together shall constitute one and the same instrument.

         8.7 Interpretation. When a reference is made in this Agreement to an article, section, paragraph, clause, schedule or exhibit, such reference shall be deemed to be to this Agreement unless otherwise indicated. The headings contained herein and on the Schedules are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement or the Schedules. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation."

         8.8 Governing Law; Interpretation. This Agreement shall be construed in accordance with and governed for all purposes by the internal substantive laws of the State of Delaware applicable to contracts executed and to be wholly performed within such State.

         8.9 Arm's Length Negotiations; Drafting. Each party herein expressly represents and warrants to all other parties hereto that before executing this Agreement, said party has fully informed itself of the terms, contents, conditions and effects of this Agreement; said party has relied solely and completely upon its own judgment in executing this Agreement; said party has had the opportunity to seek and has obtained the advice of counsel before executing this Agreement; said party has acted voluntarily and of its own free will in executing this Agreement; said party is not acting under duress, whether economic or physical, in executing this Agreement; and this Agreement is the result of arm's length negotiations conducted by and among the parties and their respective counsel. This Agreement shall be deemed drafted jointly by the parties and nothing shall be construed against one party or another as the drafting party.

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the day and year first above written.

PURCHASER:                           SELLER:

WORLDPORT HOLDINGS, INC.             HOSTMARK WORLD, LP

By: /s/ Stanley Meadows              By:  HOSTMARK WORLD GP, LLC
   --------------------------        Title:  General Partner
    Name:    Stanley Meadows
    Title:   Assistant Secretary       By:     HOSTMARK WORLD HOLDINGS, LLC
                                       Title:  Manager


                                               By:      /s/ Bruno d'Avanzo
                                                  ------------------------------
                                               Name:  Bruno d'Avanzo
                                               Title: Chief Executive Officer